CERTIFICATE of AUTHOR

This Certificate of Author has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

a) Name, Address, Occupation:
Glenn Bezuidenhout
DRA Projects SA (Pty) Ltd, DRA Minerals Park, 3 Inyanga Close, Sunninghill, 2157, South Africa
Process Director

b) Title and Effective Date of Technical Report:
Definitive Project Plan for Phase 1 of the Asanko Gold Mine with an effective date of 13 November 2014, as amended and restated effective January 26, 2015.

c) Qualifications:
I am a graduate of Witwatersrand Technicon in Johannesburg, South Africa, National Diploma (Extractive Metallurgy), 1979, and I have carried out my profession continuously since then. I am a Fellow member in good standing of the South African Institute of Mining and Metallurgy (FSIAMM), Membership # 705704. I have read the definition of “qualified person” set by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience, with respect to the Metallurgical portion of the Obotan Gold Project Feasibility Study Technical Report, includes 22 years engineering involvement in 18 mineral processing and mining projects and 13 years of plant operations experience. The most recent gold project that I have completed was Edikan Gold Mine for Perseus, 2011.

d) Site Inspection:
I have not visited the Project site.

e) Responsibilities:
I was responsible for: Sections 1.9, 1.10, 1.11, Section 13, Section 17, Section 25; Section 26; and Section 27.

f) Independence:
I am independent of Asanko Gold Inc. in accordance with the application of Section 1.5 of National Instrument 43-101.

g) Prior Involvement:
I have had no prior involvement with this project

h) Compliance with NI 43-101:
I have read National Instrument 43-101 and Form 43-101F1 and the above subsections of the Technical Report, for which I am responsible, have been prepared in compliance with same.

i) Disclosure:
As of the amended effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated, 26th January 2015

/s/ Glenn Bezuidenhout

Glenn Bezuidenhout

Registration Number: 2005/042496/07
DRA Minerals Park / 3 Inyanga Close / Sunninghill / 2157
PO Box 3567 / Rivonia / South Africa / 2128
Telephone: +27 (0)11 202 8600

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Directors: J.K. de Bruin Pr Eng (Managing) / G. Bezuidenhout / R.H. Drew Pr Eng / G.L. du Plessis Pr Tech Eng, Cert Eng / A.Z. Fynes-Clinton Pr Eng / N.J. Goddard Pr Eng / P.M.B. Howard PMP / E.P. Scholtz Pr Eng, PMP / G.F. Smith Pr Eng / P.S. Venter B Comm Hons